RELIANCE Communications
Anil Dhirubhai Ambani Group

[redacted]

08005384

RECEIVED
2008 OCT 15 A 11:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

11th October, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters all dated 11th October, 2008 as per requirements of the Listing Agreement to the Stock Exchanges in India.

(1) Compliance Report on Corporate Governance for the quarter ended 30th September, 2008.

(2) Shareholding pattern for the quarter ended 30th September, 2008.

(3) Free float indices for the quarter ended 30th September, 2008.

(4) Secretarial Audit Report for the quarter ended 30th September, 2008.

(5) Disclosure under regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

(6) Certificate for the six months ended 30th September, 2008 as required under clause 47(c) of the Listing Agreement

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

PROCESSED
OCT 16 2008
THOMSON REUTERS

Thanking You.

Yours Faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As Above

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Ref: SE/CC/03/2008-09

EXEMPTION FILE NO. 82-35005

October 11, 2008

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 30th September, 2008**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith a Compliance Report on Corporate Governance for the quarter ended 30th September, 2008.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

You are requested kindly take the same on your record.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Reliance Communications
Anil Dhirubhai Ambani Group

RECEIVED
2008 OCT ... A ...
OFFICE OF ...

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Communications Limited**

Quarter ending on: 30th September, 2008

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	

Reliance Communications Limited

Reliance Communications
Anil Dhirubhai Ambani Group

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(E) Remuneration of Directors	49 (IV E)	YES	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	
VI. Report on Corporate Governance	49 (VI)	YES	
VII. Compliance	49 (VII)	YES	

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Reliance Communications Limited

Date: 11.10.2008

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Ref: SE/35/003/2008-09

EXEMPTION FILE NO. 82-35005

October 11, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Shareholding Pattern for the quarter ended 30th September, 2008.**

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 30th September, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

RELIANCE COMMUNICATIONS LIMITED

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE COMMUNICATIONS LIMITED						
Scrip Code : BSE - 532712 NSE - RCOM			As on: 30th September, 2008			
Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	9845089	9844989	0.49	0.48
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	27	1354965971	1354944468	67.22	65.65
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**38**	**1364811060**	**1364789457**	**67.71**	**66.12**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**38**	**1364811060**	**1364789457**	**67.71**	**66.12**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	368	525 30 762	52057652	2.61	2.55
(b)	Financial Institutions/Banks	421	3981914	3858953	0.20	0.19
(c)	Central Government/State Governments	63	1066795	61556	0.05	0.05
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	26	129855765	129849186	6.44	6.29
(f)	Foreign Institutional Investors	665	194462247	194339378	9.65	9.42
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1543**	**3818 97 483**	**380166725**	**18.95**	**18.50**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	9293	50495683	49804617	2.50	2.45
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	2092340	190073643	140740783	9.43	9.21
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	154	15752485	15174989	0.78	0.76
1	NRIs/OCBs	20915	12770336	8606841	0.63	0.62
	Sub -Total (B)(2)	**2122702**	**269092147**	**214327230**	**13.35**	**13.04**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2124245**	**6509 89 630**	**594493955**	**32.29**	**31.54**
	TOTAL (A) +(B)	**2124283**	**20158 00 690**	**1959283412**	**100.00**	**97.66**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**48226191**	**48226191**	**0.00**	**2.34**
	GRAND TOTAL (A)+(B)+(C)	**2124284**	**20640 26 881**	**2007509603**	**100.00**	**100.00**

Reliance Communications Limited

RELIANCE COMMUNICATIONS LIMITED

(SHAREHOLDING PATTERN- 30.09.2008)

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	1 30 81 10 172	63.38
2	Reliance Capital Limited	1 84 61 758	0.89
3	Sonata Investments Limited	1 37 75 000	0.67
4	Reliance Innoventures Private Limited	1 15 29 001	0.56
5	Smt. Kokila D. Ambani	46 65 227	0.23
6	Hansdhwani Trading Company Pvt. Ltd	30 00 040	0.15
7	Shri Anil D. Ambani	18 59 171	0.09
8	Mast Jaianmol A. Ambani(through Father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08
9	Smt. Tina A. Ambani	16 50 832	0.08
10	Reliance General Insurance Co Ltd	90 000	0.00
11	Mast Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	100	0.00
	TOTAL	1 36 48 11 060	66.12

RELIANCE COMMUNICATIONS LIMITED

(SHAREHOLDING PATTERN - 30.09.2008)

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	115856469	5.61
	TOTAL	115856469	5.61

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN - 30.09.2008)

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	Catoegory of Shareholders (Promoters/Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	Promoter	205371142	9.95
TOTAL			205371142	9.95

Reliance Communications Limited

RELIANCE COMMUNICATIONS LIMITED

(SHAREHOLDING PATTERN - 30.09.2008)

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	48226191	48226191	2.34
	TOTAL		48226191	2.34

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN -30.09.2008)

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	Deutsche Bank Trust Company Amercias , As despoistary for GDR Holders*	GDR	48226191	2.34
	TOTAL		48226191	2.34

* Name of individual GDR holders are not available.

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

EXEMPTION FILE No. 82-35005

October 11, 2008

Shri Hitesh Porwal
Index Cell
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

Dear Sir,

Sub: Free-float Indices

We forward herewith Shareholding Pattern of the Company as of 30th September, 2008 for the purpose of Free-float Indices in prescribed Form No. A, B and C.

The same disclosure is sent to you by e-mail today at indexcell@bseindia.com

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE COMMUNICATIONS LIMITED			
	Scrip Code	532712 Quarter Ended	30th September, 2008
Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	98 45 089	0.48
2	Indian Corporate Bodies/ Trusts/ Partnerships	1 32 26 39 213	64.08
3	Persons Acting in Concert (also include Suppliers/ Customers)	3 23 26 758	1.57
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**1 36 48 11 060**	**66.12**
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	**0**	**0.00**
D	OTHERS (Please specify here ____________)	0	0.00
	Sub Total D	**0**	**0.00**
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**1 36 48 11 060**	**66.12**

....contd

Reliance Communications Limited

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	20 57 72 694	9.97
2	Indian Corporate Bodies/Trusts/Partnerships	5 04 95 683	2.45
3	Independent Directors & Relatives	1 948	0.00
4	Present Employees	26 310	0.00
5	Banks/Financial Institutions	39 81 914	0.19
6	Central/State Govt.	0	0.00
7	Central/ State Govt. Institutions	10 66 795	0.05
8	Insurance Companies	12 98 55 765	6.29
9	Mutual Funds	5 25 30 762	2.55
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**44 37 31 871**	**21.50**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	2 81 554	0.01
15	Foreign Institutional Investors (SEBI-registered)	19 44 62 247	9.42
16	Non Resident Indians (Individuals)	1 24 88 782	0.61
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**20 72 32 583**	**10.04**
C	**GDRs/ADRs/ADSs**	4 82 26 191	2.34
	Sub Total C	**4 82 26 191**	**2.34**
D	**OTHERS (Please specify here ________________)**		
	Pending confirmation	25 176	0.00
	Sub Total D	**25 176**	**0.00**
	Sub Total II	**69 92 15 821**	**33.88**
	Grand Total	**2 06 40 26 881**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	**1 36 48 11 060**	66.12
Total Free-float	**69 92 15 821**	33.88
Grand Total	**2 06 40 26 881**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	**1 80 85 68 107**	87.62
Total Foreign Holding	**25 54 58 774**	12.38
Grand Total	**2 06 40 26 881**	**100.00**

Reliance Communications Limited

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED				
	Scrip Code	532712	Quarter Ended	30th September, 2008
Sl.No.	**Holders Name**	**No.of Shares Held**	**% of Shareholding**	**Category Code**
1	SMT. KOKILA D. AMBANI	46 65 227	0.23	I-A-1
2	SHRI ANIL D AMBANI	18 59 171	0.09	I-A-1
3	MASTER JAIANMOL A. AMBANI (through Father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08	I-A-1
4	SMT. TINA A AMBANI	16 50 832	0.08	I-A-1
5	MASTER JAIANSHUL A. AMBANI (through Father and natural guardian Shri Anil D. Ambani)	100	0.00	I-A-1
6	RELIANCE INNOVENTURES PRIVATE LIMITED	1 15 29 001	0.56	I-A-2
7	AAA COMMUNICATION PRIVATE LIMITED	1 30 81 10 172	63.38	I-A-2
8	HANSDHWANI TRADING COMPANY PVT. LTD.	30 00 040	0.15	I-A-2
9	RELIANCE CAPITAL LIMITED	1 84 61 758	0.89	I-A-3
10	SONATA INVESTMENTS LIMITED	1 37 75 000	0.67	I-A-3
11	RELIANCE GENERAL INSURANCE CO LTD	90 000	0.00	I-A-3
	Total	**1 36 48 11 060**	**66.12**	

Reliance Communications Limited

FORM C

FREE-FLOAT HOLDERS

DISCLOSE ONLY HOLDINGS OF 1% & ABOVE

(List holders Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

Scrip Code: 532712 | Quarter Ended: 30th September, 2008

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	LIFE INSURANCE CORPORATION OF INDIA	11 58 56 469	5.61	II-A-8	NIL
2	DEUTSCHE BANK TRUST COMPANY AMERICAS	4 82 26 191	2.34	II-C	NIL
	Total	16 40 82 660	7.95		

Reliance Communications Limited

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

EXEMPTION FILE NO. 82- 35005

October 11, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th September, 2008

Pursuant to the Circular No.D&CC/FITIC/CIR –16/2002 dated December 31, 2002 issued by the Securities and Exchange Board of India, we forward herewith a Secretarial Audit Report dated 10th October, 2008 issued by M/s. Haribhakti & Co, Chartered Accountants for the quarter ended 30th September, 2008, as required.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*

42, FREE PRESS HOUSE, 4TH FLOOR, 215 NARIMAN POINT, MUMBAI-400 021 ☎ 6639 1101-4 / 2287 1099 • VSH - 2287 1306 • FAX 2285 6237
PLOT NO.56 ROAD NO.17, MIDC, MAROL, ANDHERI (E), MUMBAI-400 093. INDIA. ☎ 6672 9999 • FAX · 6672 9777
• E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Communications Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. Reliance Communications Limited {formerly known as Reliance Communication Ventures Limited (hereinafter referred to as the "Company")} and its Registrar and Share Transfer Agents for issuing Certificate in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following :-

1	For Quarter Ended	September 30, 2008
2	ISIN	INE330H01018
3	Face Value	Rs. 5/- per Equity Share
4	Name of the Company	Reliance Communications Limited
5	Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	hasit.shukla@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	206 40 26 881	100.00
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	206 40 26 881	100.00
12	Held in dematerialised form in CDSL	3 42 89 885	1.66
13	Held in dematerialised form in NSDL	197 32 19 718	95.60
14	Physical	5 65 17 278	2.74
15	Total No. of Shares (12+13+14)	206 40 26 881	100.00

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below : NIL

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	5	168	Delay in receipt of Physical DRFs & Share Certificates from DP.
	14	6 343	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	19	6 511	
Pending for more than 21 days	1	216	Non-receipt of Physical DRFs & Share Certificates from DP
Total	1	216	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.
Shri Hasit Shukla
Tel No.: 022 - 3038 6286
Fax No.: 022 - 3037 6622

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor
Haribhakti & Co.
Chartered Accountants
42, Free Press House,
215, Nariman Point
Mumbai - 400 021
Tel.: 022 6639 1101
Fax.: 022 2285 6237

24 Appointment of common agency for share registry work if yes (name & address)
Karvy Computershare Pvt. Ltd.
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - Nil

Vipul Thaker
PARTNER
M. No.: 049523

Mumbai, 10th October 2008

CERTIFIED TRUE COPY
FOR RELIANCE COMMUNICATIONS LIMITED

HASIT SHUKLA
COMPANY SECRETARY

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

EXEMPTION FILE No. 82 - 35005

October 11, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Disclosure under regulation 8(3) of the Securities and Exchange Board of **India (substantial Acquisition of Shares and Takeovers) Regulations, 1997.**

We enclose herewith duly completed Form dated October 11, 2008 being the details of shareholdings of Promoters of the Company as on September 23, 2008, being the first day of Book closure fixed by the Company to determine the entitlement for payment of dividend for the year ended 31st March, 2008. We are sending the said statement as required under regulation 8(3) of the Securities and Exchange Board of India (substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Company (Target/ Reporting Company)	**Reliance Communications Limited**
Date of reporting	**11th October, 2008**
Name of Stock Exchanges where shares of reporting/target company are listed	**Bombay Stock Exchange Ltd. and National Stock Exchange of India Limited**

(I) Information about persons holding more than 15% shares or voting rights in terms of Regulation 8 (1)

Names of persons holding more than 15% shares or voting rights	Details of shares holding / Voting rights (in number and %) of persons mentioned at (I) as informed u/r 8(1) to target company.											
Names	As on March 31(for the year ....)		As on March 31(previous year....)		Changes, if any, between (A) & (B)		As on record date for dividend (for the year ....)		As on record date for dividend (previous year)		Changes, if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%
N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

(II) Information about promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Regulation 8(2)

Names of the Promoters / person having control / persons acting in concert	Shares holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 (for the year ....)		As on March 31(previous year ......)		Changes, if any, between (A) & (B)		As on record date for dividend (for the year 2007-08)		As on record date for dividend (previous year 2006-07)		Changes, if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%
1. AAA Communication Pvt. Lt.d	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	1308110172	63.38	1308110172	63.98	N.A.	0.60
2. Reliance Capital Limited	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	18461758	0.89	18461758	0.90	N.A.	0.01
3. Sonata Investments Limited	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	13775000	0.67	13775000	0.67	N.A.	

Reliance Communications

Names of the Promoters / person having control / persons acting in concert	Shares holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 (for the year ....)		As on March 31(previous year ......)		Changes, if any, between (A) & (B)		As on record date for dividend (for the year 2007-08)		As on record date for dividend (previous year 2006-07)		Changes, if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%
4. Reliance Innoventures Private Limited	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	11529001	0.56	11529001	0.56	N.A.	N.A.
5. Smt. Kokila D. Ambani	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	4665227	0.23	4665227	0.23	N.A.	N.A.
6. Hansdhwani Trading Company Pvt. Ltd.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	3000040	0.14	3000040	0.15	N.A.	0.01
7. Shri Anil D. Ambani	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	1859171	0.09	1859171	0.09	N.A.	N.A.
8. Master Jaianmol A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	1669759	0.08	1669759	0.08	N.A.	N.A.
9. Smt. Tina A. Ambani	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	1650832	0.08	1650832	0.08	N.A.	N.A.
10.Reliance General Insurance Co. Ltd.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	90000	0.00	90000	0.00	N.A.	N.A.
11.Master Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	100	0.00	100	0.00	N.A.	N.A.
Total:							**1364811060**	**66.12**	**1364811060**	**66.75**		

For Reliance Communications Limited

Reliance Communications Limited

Hasit Shukla
Company Secretary

Place: Mumbai
Date : 11.10.2008

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Ref: SE/002/2008-09

EXEMPTION FILE NO. 82-35005

October 11, 2008

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Certificate under Clause 47 (c) for the six months ended 30th September, 2008**

In terms of Clause 47(c) of the Listing Agreement, we forward herewith a certificate issued by M/s. Dipak Rachchha & Co., Company Secretaries for the period 1st April, 2008 to 30th September, 2008.

Kindly take the same on record.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Dipak J. Rachchha
M.Com., LL.B., M.B.A., F.C.S.

Dipak Rachchha & Co.
Company Secretaries
401, Akshat Tower, Opp. Rajpath Club,
Sarkhej-Gandhinagar Highway, Ahmedabad-380054.
Phone : (O) 079-40030884 (M) 98250 66179
E-mail : drachchha@rediffmail.com

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by Karvy Computershare Private Limited, Registrar and Transfer Agents of Reliance Communications Limited and on the basis of information and explanations given to us by them as well as by the company, we hereby certify that, during the period commencing from 1st April, 2008 and ended on 30th September, 2008, all the **11144** valid documents lodged for transfer, excluding those where objections were raised on technical grounds, were dispatched within one month from the date of lodgement for transfer.

In the case of valid share certificates received for split/consolidation/renewal/exchange, the issue thereof was made within one month from the date of lodgment except those where objections were raised on technical grounds.

This certificate is issued pursuant to clause 47 (c) of the listing Agreement entered into with Stock Exchanges.

Date: 10.10.08

Place: Ahmedabad

DIPAK RACHCHHA & Co.
Company Secretaries,

(DIPAK RACHCHHA)
Proprietor

END

CERTIFIED TRUE COPY
FOR RELIANCE COMMUNICATIONS LIMITED

HASIT SHUKLA
COMPANY SECRETARY